Marvell Technology Group Ltd.

Canon’s Court

22 Victoria Street

Hamilton HM 12

Bermuda

September 29, 2006

VIA EDGAR & FEDERAL EXPRESS

Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0410

Mail Stop 6010

Re: Marvell Technology Group Ltd. – Form 10-K for the fiscal year ended January 28, 2006 filed April 13, 2006 and Form 8-K filed June 26, 2006 (File No. 000-30877)

Dear Mr. Webb:

On behalf of Marvell Technology Group Ltd. (the “Company”), we are providing the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated September 20, 2006.  Set forth below are the Company’s response to the Staff’s comment.  The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 8-K filed June 26, 2006

1.              Please tell us when you expect to file the audited and unaudited interim statements of assets acquired and liabilities assumed and statements of revenues and direct expenses along with the related pro forma data for the acquisition of the communications and applications processor product lines from Intel Corporation as required by Item 9.01(a)(4) of Form 8-K.

Response:  The Company intends to file an amended Form 8-K  no later than 71 calendar days after the date that the Company’s initial Item 2.01 Form 8-K report is required to be filed to report the acquisition. The Company anticipates that the earliest the acquisition will close is in November 2006 but an exact close date has not yet been determined.

Additionally, the Company also notes that it is currently conducting an internal review by a special committee of its Board of Directors relating to the Company’s historical stock option practices and related accounting matters.  As a result, the Company has not yet been able to file its Form 10-Q for our second quarter ending July 29, 2006.  In the event that the Company is still unable to have on file its Form 10-Q for its second quarter ending July 29, 2006 by the time its Form 8-K related to the acquisition of the communications and applications processor product lines from Intel Corporation is due the Company plans on filing a limited Form 8-K filing.  The limited Form 8-K filing would only include the audited and unaudited interim statements of assets acquired and liabilities assumed and statements of revenues and direct expenses of the communications and applications processor product lines.  The Company would also include an explanation as to why the Company has not included the required pro forma data.

The Company would then plan on updating its Form 8-K filing with the related pro forma data for the acquisition of the communications and applications processor product lines from Intel Corporation once it has filed its Form 10-Q for the second quarter ending July 29, 2006.

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If any member of the Staff would like to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 222-9036.  Comments may also be sent to the attention of the undersigned via facsimile at (408) 222-1917.

Sincerely,

/s/ George Hervey

George Hervey

Vice President and Chief Financial Officer